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                           Filed by CBOT Holdings, Inc.
                           Subject Company - - CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

                                 *   *   *   *

The following communication was distributed to CBOT members on September 18, 2002 and is currently available on the CBOT's intranet site, MemberNet.

The Board of Directors of the Chicago Board of Trade (CBOT(R)) at its regular meeting Tuesday, September 17, 2002, took the actions summarized below.

                                      . . .

Considered additional refinements in the CBOT Restructuring as it is proposed to be submitted to a vote of the CBOT membership. The Board's consideration addressed refinements in the proposed governance structure to provide certain additional rights to the members of the CBOT, in their capacities both as stockholders of CBOT Holdings, Inc. and as members of the CBOT Subsidiary, including the right to vote on any "decoupling" of the common stock of CBOT Holdings, Inc. from its related CBOT Subsidiary Class B Membership for transfer purposes. The refinements also included provisions for the continued operation of the CBOT's electronic trading business through Ceres Trading Limited Partnership throughout the term of the CBOT's existing arrangements with Eurex Group.

The Board approved the refined Restructuring proposal unanimously.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                      . . .

Based on recommendations from the Subcommittee on Trading Floor Efficiency, unanimously approved performance standards as outlined below to increase the operational efficiency of the open auction trading platform.

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I.   Firm Performance Standards

     A)   Order transmission standards (4 acceptable methods):

          -    electronically routed to a broker workstation - headset - flash

          -    paper (for large orders when agreed by the firm and broker)

     B) Order quantity of 10 contracts or less must be routed electronically to the floor.

     C) All trades must be reported to the matching process within 60 minutes after execution.

II.  Floor Broker Performance Standards

     A) All orders must be accepted with two minutes of receipt on an Electronic Clerk device.

     B)   Confirm all orders to customers within 15 minutes of execution.

     C) Fill all orders that are for 10 contracts or less on an Electronic Clerk device.

III. Floor Trader Performance Standards

     A) All floor traders utilize hand held technology as the mechanism for recording and transmitting trades into BOTCC and bookkeeping.

IV.  Modified Clearing (MCR)

     Broader use of MCR pursuant to Regulation 350.07 and under the guidelines established by the Subcommittee on Floor Trader Efficiency.

V. Authorize the Executive Committee to establish necessary surcharges, incentives or other means to ensure that these standards are embraced and adhered to.

In accordance with this Board action, a specific implementation program will be developed, and further information will be provided thereafter.

                                      . . .

                                                                        09-17-02

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Based on recommendations from the Executive and Regulatory Compliance
Committees, unanimously approved, for membership vote, a proposal to amend Rule
450.00 concerning the CBOT transaction fees applicable to nominees on firm-owned memberships. The proposal would modify these fees for nominees as follows:

- They would remain eligible for member fee treatment with respect to transactions which they execute for the proprietary account and the customer accounts of the member firm which owns their seat, and

- They would receive fee treatment equivalent to that of a delegate with respect to all other transactions (i.e., for their own account or on behalf of another member or any firm other than the member firm owner of their seat).

This proposal is designed to equalize the CBOT fee structure for all non-owners who use memberships on the Exchange.

Further details will be forthcoming.

                                     . . .

By a vote of 10 "Aye" and 2 "Nay", extended, through December 31, 2003, a temporary fee reduction for non-member open auction financial futures trade transactions. This action continues a rate of $0.30 per contract/per side at all volume levels (a reduction from the established rates of $0.50 for monthly volume under 50,000 and $0.40 for monthly volume of 50,000 to 150,000). (This fee reduction originally was implemented May 1, 2002 and previously was scheduled to expire December 31, 2002.)

                                      . . .

Extended, through December 31, 2003, the existing temporary waiver of the $0.20 per contract supplemental charge for member electronic trade transactions in *Dow JonesSM stock index contracts. This action is consistent with the Board's August 20, 2002 action which extended the temporary waiver of this fee for member open auction trade transactions through December 31, 2003.

* Dow JonesSM, "The DowSM", "Dow Jones Industrial AverageSM", and "DJIASM", are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by the Board of Trade of the City of Chicago ("CBOT(R)"). The CBOT's futures and futures options contracts based on the Dow Jones Industrial AverageSM are not sponsored, endorsed, sold or promoted by Dow JonesSM, and Dow JonesSM makes no representation regarding the advisability of trading in such product(s).

                                      . . .

                                                                        09-17-02

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Determined as follows with respect to the temporary membership privileges which the CBOT previously granted in its mini-sized, electronically traded futures "converted" from MidAmerica Commodity Exchange (MidAm) products:

     Allow all temporary privileges to expire, as originally scheduled, as of December 31, 2002. Accordingly, membership status (in addition to Full Memberships) for these products will be designated as follows, consistent with established designations for the full-sized product counterparts:

     .    Mini-sized T-Bonds and T-Notes:                      GIM/AM
     .    Mini-sized N.Y. Silver, N.Y. Gold and Eurodollars:   IDEM/AM
     .    Mini-sized Corn, Soybeans and Wheat
          (upon conversion from MidAm products):               Full Members only

                                      . . .

Approved revisions to the regulations which govern the reporting of warehouse receipts and shipping certificates eligible for delivery against CBOT agricultural contracts. Under these revisions, the CBOT Registrar's Office will report receipts/certificates when they become registered rather than when they become "outstanding". This change is designed to provide a more accurate indication of the receipts/certificates that potentially could be utilized for delivery purposes.

Further details will be forthcoming.

                                      . . .

Approved the discontinuation of all contract months in the $2 Multiplier mini-sized DJIASM futures contract which do not have open interest.

                                      . . .

                                                                        09-17-02

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Approved the following changes in committee appointments:

         AUDIT COMMITTEE
         ---------------

         ADD:     Howard R. Feiler

         REMOVE:  Veda Kaufman Levin

         FUTURES COMMISSION MERCHANT COMMITTEE

         ADD:     Michael Yelovich
                  Chris Damilatis

         REMOVE:  Richard Hulit

         SUBCOMMITTEE ON TRADING FLOOR EFFICIENCY

         ADD:     James M. Johnson
                  Scott W. Shellady (Advisor)

         REMOVE:  Mark S. Griffiths

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                                                                        09-17-02